Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

February 3, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn:  Dan Greenspan

Re:	TrovaGene, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G/A
Filed December 30, 2011
File No. 000-54556

Dear Mr. Greenspan:

The Company is in receipt of your comment letter dated January 27, 2012.  The Company would like to respectfully request an extension to respond to the comment letter to February 13, 2012.

Respectfully yours,

/s/ Jeffrey J. Fessler